BRADY CORPORATION
6555 West Good Hope Road
P.O. Box 571
Milwaukee, Wisconsin 53201-0571
(414) 358-6600
November 9, 2005
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington DC 20549-0404
Attention: Mr. Craig Slivka

Re:	Brady Corporation
Registration Statement on Form S-3 (No. 333-128023)
Acceleration Request
Ladies and Gentlemen:
     Brady Corporation hereby requests that its above referenced Registration Statement on Form S-3, as amended by Amendment No. 1, be made effective at 3:00 p.m., Eastern Time, on Thursday, November 10, 2005, or as soon thereafter as is practicable, subject to confirmation by telephone to our counsel Hoyt R. Stastney at Quarles & Brady LLP at 414-277-5143.
     In connection with this acceleration request, Brady Corporation acknowledges the following:
(i)	Should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Brady Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	Brady Corporation may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, BRADY CORPORATION
By:	/s/ David Mathieson
David Mathieson
Vice President and Chief Financial Officer